UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )1

TRW Automotive Holdings Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

87264S 10 6

(CUSIP Number)

February 2, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

13G

CUSIP No. 87264S 10 6	Page 2 of 8 Pages

(1)	Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Northrop Grumman Corporation
95-4840775

(2)	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

(3)	SEC USE ONLY

(4)	Citizenship or Place of Organization

Delaware

NUMBER OF	(5) Sole Voting Power
SHARES	17,000,000*
BENEFICIALLY	(6) Shared Voting Power
OWNED BY	-0-
EACH	(7) Sole Dispositive Power
REPORTING	17,000,000*
PERSON	(8) Shared Dispositive Power
WITH	-0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
17,000,000*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)

17.2%*

(12)	Type of Reporting Person

CO

13G

CUSIP No. 87264S 10 6	Page 3 of 8 Pages

(1)	Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Northrop Grumman Space & Mission Systems Corp.
34-0575430

(2)	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

(3)	SEC USE ONLY

(4)	Citizenship or Place of Organization

Ohio

NUMBER OF	(5) Sole Voting Power:
SHARES	17,000,000*
BENEFICIALLY	(6) Shared Voting Power
OWNED BY	-0-
EACH	(7) Sole Dispositive Power
REPORTING	17,000,000*
PERSON	(8) Shared Dispositive Power
WITH	-0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
17,000,000*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)

17.2%*

(12)	Type of Reporting Person

CO

13G

CUSIP No. 87264S 10 6	Page 4 of 8 Pages

(1)	Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Richmond TAI Corp.
03-0450952

(2)	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

(3)	SEC USE ONLY

(4)	Citizenship or Place of Organization

Delaware

NUMBER OF	(5) Sole Voting Power:
SHARES	17,000,000*
BENEFICIALLY	(6) Shared Voting Power:
OWNED BY	-0-
EACH	(7) Sole Dispositive Power:
REPORTING	17,000,000*
PERSON	(8) Shared Dispositive Power:
WITH	-0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person:
17,000,000*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)

17.2%*

(12)	Type of Reporting Person

CO

13G

CUSIP No. 87264S 10 6	Page 5 of 8 Pages

(1)	Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Richmond UK Inc.
14-1857691

(2)	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

(3)	SEC USE ONLY

(4)	Citizenship or Place of Organization

Delaware

NUMBER OF	(5) Sole Voting Power:
SHARES	17,000,000*
BENEFICIALLY	(6) Shared Voting Power:
OWNED BY	-0-
EACH	(7) Sole Dispositive Power:
REPORTING	17,000,000*
PERSON	(8) Shared Dispositive Power:
WITH	-0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
17,000,000*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)

17.2%*

(12)	Type of Reporting Person

CO

*	In connection with the Issuer’s initial public offering of its common stock, par value $0.01 per share (the “Common Stock”), on February 2, 2004 (the “IPO”), the Issuer filed with the Securities and Exchange Commission Amendment No. 8 to its Registration Statement on Form S-1 on January 30, 2004 (the “Registration Statement”). The percentage of ownership of the Common Stock was calculated based on 98,914,265 shares of Common Stock issued and outstanding immediately after the IPO, as reported in the Registration Statement. The number of shares of Common Stock covered under this Schedule 13G (the “Shares”) reflects those acquired by the Reporting Persons in the IPO. The record owner of the Shares is Richmond UK Inc. (“Richmond UK”), which has the direct power to vote and dispose of the Shares. Richmond UK is a wholly-owned subsidiary of Richmond TAI Corp. (“Richmond TAI”), which has the indirect power to direct the voting and disposition of the Shares. Richmond TAI is a wholly-owned subsidiary of Northrop Grumman Space & Mission Systems Corp. (“NGS&MS”), which has the indirect power to direct the voting and disposition of the Shares. NGS&MS is a wholly-owned subsidiary of Northrop Grumman Corporation, which as the ultimate indirect parent, has the indirect power to direct the voting and disposition of the Shares.

13G

Page 6 of 8 Pages

CUSIP No. 87264S 10 6

Item 1(a).	Name of Issuer:

TRW Automotive Holdings Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12025 Tech Center Drive
Livonia, Michigan 48150

Item 2(a).	Name of Person Filing:

Northrop Grumman Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1840 Century Park East
Los Angeles, California 90067

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

TRW Automotive Holdings Corp., Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

87264S 10 6

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned: 17,000,000

(b) Percent of class: 17.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 17,000,000

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 17,000,000

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

13G

Page 7 of 8 Pages

CUSIP No.: 87264S 10 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

CUSIP No.    87264S 10 6                                                                                                                                         Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004	NORTHROP GRUMMAN CORPORATION

	By:	/s/ KATHLEEN M. SALMAS

Kathleen M. Salmas Assistant Secretary

Date: February 12, 2004	NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

	By:	/s/ KATHLEEN M. SALMAS

Kathleen M. Salmas Secretary

Date: February 12, 2004	RICHMOND TAI CORP.

	By:	/s/ KATHLEEN M. SALMAS

Kathleen M. Salmas Secretary

Date: February 12, 2004	RICHMOND UK INC.

	By:	/s/ KATHLEEN M. SALMAS

Kathleen M. Salmas Secretary